UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 20, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED PROVIDES UPDATE ON ARGENTINA OPERATIONS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or "AGA" or the "Company")

20 March 2020

NEWS RELEASE

AngloGold Ashanti Provides Update on Argentina Operations

(PRESS RELEASE) – AngloGold Ashanti provides an update on its operations in Argentina given the recent countrywide restrictions on travel and border closings to the end of this month.

There are no COVID-19 cases at the Cerro Vanguardia mine, the company's only operation in Argentina, and which is set to account for about 6% of this year's production.

Cerro Vanguardia will be required to suspend mining activities during the period of these current restrictions, which are scheduled to last to the end of March. Safety and environmental monitoring activities will continue. Plans are being developed to help regain delayed production once mining operations resume.

This situation related to COVID-19 is evolving rapidly and the Company will continue to assess developments as they occur.

Background

AngloGold Ashanti remains in a state of high-alert and preparedness to deal with the global challenge presented by the COVID-19 outbreak. The company has created heightened awareness around the COVID-19 virus and steps to prevent its spread, stepped up screening and surveillance of employees, banned non-essential travel, instituted clear self-quarantine measures where applicable and increased hygiene awareness and facilities across its operations, in addition to a range of other measures taken to mitigate the risks presented by the virus.

AngloGold Ashanti has a multi-disciplinary COVID-19 taskforce directing the company's global response to the crisis, with input from its health, operational, travel, human resources, community

relations, finance and supply teams, among others. Each office and site have emergency preparedness plans in place, developed in line with national protocols and plans. The first aim is to protect employees, their families and our host communities.

The worldwide outbreak has thus far not impacted AngloGold Ashanti's production. The company is, however, constantly monitoring the situation as it unfolds, all the time remaining in close contact with authorities in each country and with our key suppliers and other business partners, to help ensure business continuity and mitigate any interruptions that may occur. The company is also working with community groups and local authorities, to understand where it can provide support to healthcare systems as they gear up to manage the pandemic.

For additional information on AngloGold Ashanti's response to COVID-19, visit
https://www.anglogoldashanti.com/covid-19/

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Stewart Bailey +27 11 637 6031/ +27 81 032 2563
sbailey@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 20, 2020

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance